
September 8, 2022

Mathew J. Cestar
Chief Executive Officer
ScION Tech Growth I
10 Queen Street Place, 2nd Floor
London, EC4R 1BE
United Kingdom

   **Re: ScION Tech Growth I**
    **Form 10-K for the Fiscal Year Ended December 31, 2021**
    **Filed April 15, 2022**
    **File No. 001-39808**

Dear Mr. Cestar:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Daniel Nussen, White & Case LLP